UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

On February 10, 2011, Ross Systems, Inc. (“Ross”), an indirect subsidiary of CDC Corporation, initiated a lawsuit against Sunshine Mills, Inc.

The complaint alleges copyright infringement and misappropriation of trade secrets based on Sunshine Mills’ continued use of Ross’ proprietary software without a valid agreement permitting such use.

The complaint seeks recovery of general, special, actual and statutory damages as well as attorneys’ fees, recovery of the profits obtained from Sunshine Mills’ use of Ross’ software and such other and additional relief as the court may find just and proper. Ross is also seeking a declaratory judgment and preliminary and permanent injunctive relief.

Exhibit	Description

1.01	Press release dated February 7, 2011 CDC Global Services Announces Expansion Plan in One of China’s Most Prosperous and Rapidly Growing Cities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC CORPORATION

Date: February 11, 2011	By:	/s/ Donald L. Novajosky
	Name: Title:	Donald L. Novajosky Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated February 7, 2011 CDC Global Services Announces Expansion Plan in One of China’s Most Prosperous and Rapidly Growing Cities